Exhibit 12.2

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Three months ended June 30			Six months ended June 30
	2004		2003	2004	2003
Earnings:

Income (loss) before income taxes	$(175)		$227	$(398)	$(199)
Income from less than 50% owned investees	(1)		(5)	(2)	(14)
Rent expense representative of interest(1)	63		63	125	126
Interest expense net of capitalized interest	118		108	242	213
Interest of mandatorily redeemable preferred security holder	—		6	—	12
Amortization of debt discount and expense	7		6	15	11
Amortization of interest capitalized	2		2	4	5

Adjusted earnings (loss)	$14		$407	$(14)	$154

Fixed charges and preferred stock requirements:

Rent expense representative of interest(1)	$63		$63	$125	$126
Interest expense net of capitalized interest	118		108	242	213
Interest of mandatorily redeemable preferred security holder	—		6	—	12
Preferred stock requirements	7		—	14	—
Amortization of debt discount and expense	7		6	15	11
Capitalized interest	2		2	4	5

Fixed charges and preferred stock requirements	$197		$185	$400	$367

Ratio of earnings to fixed charges and preferred stock requirements	—	(3)	2.19	— (3)	—	(2)

(1)          Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)          Earnings were inadequate to cover fixed charges by $213 million for the six months ended June 30, 2003.

(3)          Earnings were inadequate to cover fixed charges by $183 million and $414 million for the three and six months ended June 30, 2004, respectively.